UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 7)

TiGenix

(Name of Subject Company (Issuer))

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Name of Filing Persons (Offeror))

Ordinary Shares, no nominal value (“Ordinary Shares”)

American Depositary shares (“ADSs”), each representing 20 Ordinary Shares

(Title of Class of Securities)

ISIN BE0003864817 (Ordinary Shares)

CUSIP 88675R109 (ADSs)

(CUSIP Number of Class of Securities)

Costa Saroukos

Takeda Pharmaceutical Company Limited

12-10, Nihonbashi 2-chome, Chuo-ku, Tokyo 103-8668

Tel: +81 3 3278-2111

+81 3 3278-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Gregory W. Hayes

Sanjay M. Shirodkar

DLA Piper LLP (US)

444 West Lake Street, Suite 900

Chicago, Illinois 60606

United States

(312) 368-4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
U.S. $106,752,331.08	U.S. $13,290.67

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) the product of (x) 26,691,334, the number of ordinary shares of TiGenix NV (such shares collectively, “Ordinary Shares” and each an “Ordinary Share”) estimated to be held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended) as of January 30, 2018, multiplied by (y) the offer price of €1.78 per Ordinary Share and (ii) the product of (x) 1,106,942, the number of American Depositary Shares (such shares collectively, “ADSs” and each an “ADS”) representing Ordinary Shares outstanding as of the close of business on March 31, 2018, multiplied by (y) the offer price of €35.60 per ADS, and converting such aggregate amount into US Dollars on the basis of an exchange rate of €1.00 for $1.2282, which was the Federal Reserve Bank of New York noon buying rate at April 20, 2018.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued October 1, 2017, by multiplying the transaction valuation by 0.0001245.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: 13,290.67	Filing Party: Takeda Pharmaceutical Company Limited
Form or Registration No: Schedule TO	Date Filed: April 30, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ISIN BE0003864817 (Shares)

CUSIP 88675R109 (ADSs)

1	NAME OF REPORTING PERSON: Takeda Pharmaceutical Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 284,651,864
	8	SHARED VOTING POWER 11,651,778
	9	SOLE DISPOSITIVE POWER 284,651,864
	10	SHARED DISPOSITIVE POWER 11,651,778
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,303,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.03%
14	TYPE OF REPORTING PERSON CO

This Amendment No 7 (the “Amendment”) further amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 30, 2018 (together with Amendment No 1 filed on May 11, 2018, Amendment No 2 filed on May 18, 2018, Amendment No 3 filed on May 23, 2018, Amendment No 4 filed on May 31, 2018, Amendment No 5 filed on June 6, 2018, and Amendment No 6 filed on July 3, 2018, this “Schedule TO”) by Takeda Pharmaceutical Company Limited, a company organized under the laws of Japan (“Takeda”) relating to the offer by Takeda to purchase up to 100% of the issued and outstanding ordinary shares (“Ordinary Shares”) of TiGenix NV, a public limited liability company (naamloze vennootschap / société anonyme) incorporated and existing under the laws of Belgium (“TiGenix”) from U.S. holders (within the meaning of instruction 2 to paragraphs (c) and (d) of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and up to 100% of the Ordinary Shares represented by American Depositary Shares of TiGenix (each, an “ADS” and collectively, “ADSs”) from all holders, wherever located, at a price of €1.78 per Ordinary Share and €35.60 per ADS (with each ADS representing twenty (20) Ordinary Shares), in cash, without interest.

This Amendment is being filed on behalf of Takeda. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

“The Second Acceptance Period of the Belgian Offer and the U.S. Offer expired as scheduled on July 3, 2018. As of July 3, 2018, a total of 272,439,858 Ordinary Shares (including 20,738,900 Ordinary Shares represented by ADSs) and a total of 12,212,006 Warrants had been validly tendered into the Offers and not withdrawn. As a result, taking into account all Securities owned by Takeda and its affiliates (including Ordinary Shares issued on July 2, 2018 as a result of the exercise of Warrants by Takeda), following settlement of the Securities tendered in the Second Acceptance Period, Takeda will hold 96.08% of all Ordinary Shares (including Ordinary Shares represented by ADSs) and will have acquired 95.76% of the Ordinary Shares that were the subject of the Offers. Payment for the Ordinary Shares, Warrants and ADSs validly tendered and not withdrawn in the Second Acceptance Period is currently expected to commence on July 10, 2018.

The conditions for the Squeeze-Out, in accordance with articles 42 and 43 of the Belgian Royal Decree on Public Takeover Bids and article 513 of the Belgian Companies Code, have been met as, following settlement of the Securities tendered in the Second Acceptance Period, Takeda will own more than 95% of the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) and will have acquired more than 90% of the Ordinary Shares that were the subject of the Offers.

The Squeeze-Out Period for the Belgian Offer and the U.S. Offer has commenced today, July 6, 2018, at 9:00 a.m. CEST, and 9:00 a.m. EDT, respectively. Holders of Ordinary Shares, Warrants and ADSs may tender their Ordinary Shares, Warrants and ADSs into the U.S. Offer during the Squeeze-Out Period, on the terms and conditions as set forth in the U.S. Offer to Purchase, the related Share Acceptance Letter, the related ADS Letter of Transmittal and the related Share Withdrawal Letter.

The Squeeze-Out Period and the related withdrawal rights for the Belgian Offer and the U.S. Offer will expire on July 26, 2018 at 4:00 p.m., CEST, and 10:00 a.m., EDT, respectively. The results of the Squeeze-Out Period are expected to be published in the U.S. on July 31, 2018 via press release and an amendment to the Tender Offer Statement on Schedule TO. Payment for the Securities validly tendered and not withdrawn in the Squeeze-Out Period is currently scheduled for July 31, 2018.

Any Ordinary Shares (including Ordinary Shares represented by ADSs) not tendered during the Squeeze-Out Period (including Ordinary Shares and ADSs withdrawn and not properly re-tendered) will be transferred to Takeda by operation of Belgian law for the Offer Price at the end of the Squeeze-Out Period. The funds necessary to pay for the Offer Price of such untendered Ordinary Shares will be deposited with the Belgian Bank for Official Deposits (Deposito- en Consignatiekas / Caisse des dépôts et consignations) in favor of the holders of Ordinary Shares (including Ordinary Shares represented by ADSs) who did not previously tender into the Squeeze-Out.

Following the Squeeze-Out, TiGenix will become a wholly owned subsidiary of Takeda and the Ordinary Shares will be automatically delisted from Euronext Brussels. TiGenix also intends to delist the ADSs from the Nasdaq Global Select Market, terminate the ADS facility and terminate its U.S. reporting obligations.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No	Description

(a)(1)(xxv)

Press Release issued by Takeda and TiGenix on July 6, 2018, announcing the results of the Second Acceptance Period and the commencement of the Squeeze-Out Period and TiGenix’s intention to delist the ADSs from Nasdaq, terminate the ADS facility and terminate TiGenix’s U.S. reporting obligations.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2018	TAKEDA PHARMACEUTICAL COMPANY LIMITED

	By:	/s/ Christophe Weber
	Name:	Christophe Weber
	Title:	President and Chief Executive Officer

Exhibit No.	Description

(a)(1)(i)	U.S. Offer to Purchase, dated April 30, 2018 (incorporated by reference to Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO, filed by Takeda on April 30, 2018).

(a)(1)(ii)	Form of Share Acceptance Letter (incorporated by reference to Exhibit (a)(1)(ii) to the Tender Offer Statement on Schedule TO, filed by Takeda on April 30, 2018).

(a)(1)(iii)	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Enclosed Form W-9) (incorporated by reference to Exhibit (a)(1)(iii) to the Tender Offer Statement on Schedule TO, filed by Takeda on April 30, 2018).

(a)(1)(iv)	Form of Share Withdrawal Letter (incorporated by reference to Exhibit (a)(1)(iv) to the Tender Offer Statement on Schedule TO, filed by Takeda on April 30, 2018).

(a)(1)(v)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(v) to the Tender Offer Statement on Schedule TO, filed by Takeda on April 30, 2018).

(a)(1)(vi)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(vi) to the Tender Offer Statement on Schedule TO, filed by Takeda on April 30, 2018).

(a)(1)(vii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(vii) to the Tender Offer Statement on Schedule TO, filed by Takeda on April 30, 2018).

(a)(1)(viii)	Summary Advertisement as published in the New York Times, dated April 30, 2018 (incorporated by reference to Exhibit (a)(1)(viii) to the Tender Offer Statement on Schedule TO, filed by Takeda on April 30, 2018).

(a)(1)(vix)	Press Release issued by Takeda on January 5, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda on January 5, 2018).

(a)(1)(x)	Press Release issued by Takeda on January 5, 2018 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Takeda on January 5, 2018).

(a)(1)(xi)	Social media content issued by Takeda on January 5, 2018 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Takeda on January 5, 2018).

(a)(1)(xii)	Social media content issued by Takeda on January 5, 2018 (incorporated by reference to Exhibits 99.1, 99.2 and 99.3 to Schedule TO-C filed by Takeda on January 5, 2018).

(a)(1)(xiii)	Excerpts from presentation at 36th Annual J.P. Morgan Healthcare Conference, dated January 8, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda on January 9, 2018).

(a)(1)(xiv)	Excerpts from transcript of presentation at 36th Annual J.P. Morgan Healthcare Conference, dated January 8, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda on January 26, 2018).

(a)(1)(xv)	Excerpts from presentation accompanying Q3 Earnings Conference Call, dated February 1, 2018, available on Takeda’s external website (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda on February 1, 2018).

(a)(1)(xvi)	Excerpts from transcript of Q3 Earnings Conference Call, dated February 1, 2018, audio available on Takeda’s external website (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Takeda on February 1, 2018).

Exhibit No.	Description

(a)(1)(xvii)	Excerpts from Takeda filed Q3 financial statements, available on Takeda’s external website (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Takeda on February 1, 2018).

(a)(1)(xviii)	Transcript of video message to TiGenix employees (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda on February 13, 2018).

(a)(1)(xix)	Joint Press Release issued by Takeda and TiGenix on March 23, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda on March 23, 2018).

(a)(1)(xx)	Press Release issued by Takeda on April 25, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Takeda on April 25, 2018).

(a)(1)(xxi)	Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed by TiGenix NV with the Securities and Exchange Commission on April 16, 2018 (incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed by TiGenix NV on April 16, 2018).

(a)(1)(xxii)	Press Release issued by Takeda on May 23, 2018.

(a)(1)(xxiii)	Press Release issued by Takeda and TiGenix on June 6, 2018, announcing the results of the Initial Acceptance Period and the commencement of the Second Acceptance Period.

(a)(1)(xxiv)	Notice publishing the results of the Initial Acceptance Period and the commencement of the Second Acceptance Period, as published in the New York Times, dated June 6, 2018.

(a)(1)(xxv)	Press Release issued by Takeda and TiGenix on July 6, 2018, announcing the results of the Second Acceptance Period and the commencement of the Squeeze-Out Period and TiGenix’s intention to delist the ADSs from Nasdaq, terminate the ADS facility and terminate TiGenix’s U.S. reporting obligations.*

(b)	Not applicable.

(d)(1)	Offer and Support Agreement, dated as of January 5, 2018, by and between Takeda and TiGenix (incorporated by reference to exhibit 99.1 to the Schedule 13D filed by Takeda and certain affiliates on January 12, 2018).

(d)(2)	Confidential Disclosure Agreement, dated as of June 30, 2017, by and among TiGenix SAU (an affiliate of TiGenix) and Takeda Pharmaceuticals International AG, as amended by the addendum thereto dated as of November 17, 2017, by and among TiGenix SAU, TiGenix, Takeda Pharmaceuticals International AG and Takeda (the “Confidentiality Agreement”) (incorporated by reference to exhibit 99.2 to the Schedule 13D filed by Takeda on January 12, 2018).

(d)(3)	Second Amendment to Confidentiality Agreement, dated February 14, 2018 (incorporated by reference to Exhibit (d)(3) to the Tender Offer Statement on Schedule TO, filed by Takeda on April 30, 2018).

(d)(4)	Non-binding letter of interest between Takeda and TiGenix, dated November 10, 2017 (incorporated by reference to Exhibit (d)(4) to the Tender Offer Statement on Schedule TO, filed by Takeda on April 30, 2018).

(d)(5)	License Agreement between TiGenix S.A.U. and Takeda Pharmaceuticals International AG dated July 4, 2016 (incorporated by reference to exhibit 10.22 of Amendment No. 3 to TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on July 6, 2016).

(d)(6)	Irrevocable Undertaking, dated as of January 5, 2018, by and among Gri-Cel, S.A., Grifols Worldwide Operations Ltd. and Takeda (incorporated by reference to exhibit 99.3 to the Schedule 13D filed by Takeda and certain affiliates on January 12, 2018).

Exhibit No.	Description

(d)(7)	Form of Irrevocable Undertaking, dated as of January 4, 2018, by and among Takeda and each of Eduardo Bravo and Claudia D’Augusta (incorporated by reference to exhibit 99.4 to the Schedule 13D filed by Takeda and certain affiliates on January 12, 2018).

(d)(8)	Form of Irrevocable Undertaking, dated as of January 4, 2018, by and among Takeda and each of Greig Biotechnology Global Consulting, Inc., Innoste SA, Willy Duron and June Almenoff (incorporated by reference to exhibit 99.5 to the Schedule 13D filed by Takeda and certain affiliates on January 12, 2018).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith